J Sainsbury plc

03 APR -8 AM 7:21

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Avenue
Washington DC20549
USA

82-913

Ext: 020 7695 6378
Fax: 020 7695 6378

SUPPL

Date: 28 March 2003

03007934

Dear Sir

Pre Close Period Trading Update 2002/2003

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 28 March 2003 in respect of the J Sainsbury pre close period trading update 2002/2003.

Yours sincerely

Hazel Jarvis
Manager, Group Registration
& Shareholder Services

PROCESSED
APR 16 2003
THOMSON FINANCIAL

Enc

dlw 4/14

J SAINSBURY plc PRE-CLOSE TRADING STATEMENT

J Sainsbury plc today issued its quarter four pre-close trading statement for the 11 weeks to 22 March and 1 week estimated to 29 March 2003.

Sainsbury's supermarkets (UK)

- Total sales for year up 3.4%; for quarter four up 2.8%[1]
- Like-for-like sales for year up 2.3%; for Q4 up 1.3%[1]
- *Transformation programme remains on track*
- Delivered further £200m of cost savings this year.

Shaw's (US)

- Total sales for year up 2.1%; for Q4 up 0.7%[2]
- Like-for-like sales for year up 0.9%; for Q4 up 0.3%[2]

Peter Davis, group chief executive said:

"In slower markets in both the UK and the US we have delivered steady sales during the year while making significant progress with our business transformation programme in the UK. In addition we will deliver £200m of cost savings and expect to achieve the double-digit profit growth target for this year, giving profits[3] that are in line with consensus market expectations.

"In the UK huge progress has been made on our business transformation programme, which has entered its intensive implementation phase. We have opened 2 of our 4 new automated depots and are beginning to build up capacity. We have installed new electronic point-of-sale equipment and in-store computer systems in 308 stores and 129 petrol filling stations. In this quarter we have also opened 8 new supermarkets, 11 Local stores, delivered 9 extensions and 4 refurbishments.

"During our recovery programme we have to balance the need for profit growth with sales growth whilst incurring significant costs in implementing our business transformation programme. With hindsight in quarter four we probably went too far in reducing promotions and operating costs to achieve the profit target, at the expense of sales, in what turned out to be a soft market. Like-for-like sales were 1.3 % including petrol and -1.1% without[2].

"We enter the new year with renewed focus on service in-store, our fresh food offer and, this autumn, the re-launch of our non-food offer to drive sales momentum.

"In the US Shaw's has performed well despite challenging economic conditions and has delivered better like-for-like sales growth than many of its US peers.

"We remain confident that we are making real progress across the group to achieve our targets. Our profit margins and sales continue to improve, our ambitious infrastructure renewal programme in the UK is on track and we are achieving our planned cost savings."

Enquiries:

Investor Relations **+44 (0) 20 7695 7162**
Roger Matthews
Lynda Ashton

Media **+44 (0) 20 7695 7295**
Jan Shawe
Pip Wood

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[1] *Including petrol and adjusted for Easter*
[2] Adjusted for Easter
[3] PBT before exceptional items and amortisation of goodwill